July 20, 2022

Tony Watson/Joel Parker

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freight Technologies, Inc. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 29, 2022 File No. 001-38172

Dear Messrs. Watson and Parker,

On behalf of our client, Freight Technologies, Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 12, 2022. Concurrently with the submission of this letter, the Company is submitting a revised Amendment No. 1 to its Annual Report on Form 20-F (the “Revised Annual Report”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Annual Report.

* * *

Form 20-F filed April 29, 2022

General

1.	Please tell us why you have not included the financial statements and related information of FreightHub, Inc. for the year ended December 31, 2021 in your filing. Refer to General Instruction E(c) and Instruction 1 to Item 8 of Form 20-F.

Response:

The Company has filed the Revised Annual Report containing Freight App, Inc.’s financial statements and related information for the year ended December 31, 2021.

If you have any questions regarding the Revised Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW